

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 29, 2006

Mr. Danesh D. Varma
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia V6B 4N9
Canada

> **Re:** **Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed July 3, 2006**
> **File No. 0-22216**

Dear Mr. Varma:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects

Trend Information, page 42

1.   We note your disclosure that states "Pursuant to review of engineering studies on the property and discussion with its accountants, the Company believes that the net realizable value of the resource properties is equal to or exceeds capitalized costs". Please identify for us the accountants you are referring to and advise us of the nature of the discussions.

2.   Please tell us if you have evaluated your mineral property interests for impairment in accordance with SFAS 144 for U.S. GAAP purposes. Please provide us with a copy of any analysis you may have in support of your conclusions.

Controls and Procedures, page 57

3.   We note your disclosure that indicates your disclosure controls and procedures were "adequate" as of December 31, 2005. Please revise your disclosure to clearly conclude on your disclosure controls and procedures as either being effective or not effective. Please refer to Item 15(a) of Form 20-F.

4.   Please also address whether any changes in internal control over financial reporting in the period covered by your report were reasonably likely to material affect internal control over financial reporting.

Financial Statements

General

5.   It appears from your filing that you have not established proven or probable reserves. As such, it appears you should revise your disclosures indicating that you are a development stage enterprise, to clarify that for U.S. GAAP purposes, the company is regarded as an "Exploration Stage" enterprise, as defined under SEC Industry Guide 7. Please include this labeling in the financial statement headers.

Report of Independent Registered Public Accounting Firm

6.   It appears from the audit opinion included in the filing, that prior years 2004 and 2003 were audited by other auditors. We are unable to locate the opinion of the referenced auditors in your filing. Please amend your document to include the opinion of the other auditor(s).

7.   Please direct us to the Form 6-K furnished by the company that indicates the change of auditor.

Note 3- Resource Interests

8.   Please reconcile the beginning and end of year development costs for all periods presented.

9.   Please clarify for us and in your document, the amount of mineral property costs capitalized that represent development costs for both Canadian and U.S. GAAP purposes.

10.   Please clarify to us and in your document if your Prairie Creek Mine rights and interests are in good standing. We note your disclosure that indicates that Nahanni considers the Co-operation Agreement terminated. Please clarify what effect if any, this relationship may have on your ability to conduct your planned operations.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

11.   Please provide us with a reconciliation of the amounts presented for Resource Interest written off and Exploration and development costs presented in Note 3. Please provide this reconciliation for both your Balance Sheet and your Statement of Operations for all periods presented.

12.   Please indicate, in a financial statement note, the amount of each material variation between the amount of a line item appearing in your cash flow statement(s) and the amount determined using US GAAP and Regulation S-X for each year an income statement is presented. Refer to Item 17(c)(2)(iii) of the Form 20-F. We note that you have classified certain costs as investing activities which appear to be operating activities under US GAAP.

Engineering Comments

General

13.   The word "development" has a very specific meaning under Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7).   It references the "development stage" when companies are engaged in preparing reserves for production. If you do not have any "reserves," as defined by Guide

7, please remove the terms "develop," or "development" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the use of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

14.   Please insert a small-scale map showing the location and access to your property. Note that the SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR and you are able to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

15.   We note that your document contains very detailed technical and narrative information, which may obscure what is important to the average investor, particularly in the environmental and permitting sections:

- Please substantially revise your disclosure to eliminate extraneous detail, and summarize the information.
- Please present information in clear, concise sections, and paragraphs easily understandable to the average reader.
- Whenever possible, use short explanatory sentences and bullet lists, and avoid highly technical terminology.

Property, Plant and Equipment, page 7

Resource Estimation, page 14

16.   As supplemental information, please provide us with a copy of the 1998 MRDI resource estimation report you cite in your disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director